Ralliant Corporation
4000 Center at North Hills Street
Suite 430
Raleigh, North Carolina 27609

May 29, 2025

VIA EDGAR

Juan Grana
Katherine Bagley

Division of Corporation Finance Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ralliant Corporation

Registration Statement on Form 10-12B

File No. 001-42633

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form 10-12B (File No. 001-42633) (as amended to date, the “Registration Statement”), filed by Ralliant Corporation (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).

The Separation Committee of the Board of Directors of Fortive Corporation (“Fortive”) has set June 16, 2025 as the record date for the distribution of shares of common stock of the Company (the “Shares”), which is expected to be effective at 12:01 a.m., Eastern Time, on June 28, 2025. Fortive and the Company would like the Shares to commence trading on the New York Stock Exchange on a “when issued” basis on June 25, 2025. Accordingly, the Company hereby requests that the effective date for the Registration Statement be accelerated to 4:00 p.m., Eastern time, on May 30, 2025, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.

If the Staff has any further questions or comments concerning this letter, or if you require any additional information, please feel free to contact the Company’s counsel, Alison Zieske Preiss of Wachtell, Lipton, Rosen & Katz, at (212) 403-1107. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Ms. Preiss and that such effectiveness also be confirmed in writing.

U.S. Securities and Exchange Commission

May 29, 2025

Sincerely,

Ralliant Corporation

/s/ Jonathon E. Boatman
Name: Jonathon E. Boatman
Title: Senior Vice President — Chief Legal Officer

cc:	Daniel Kim, Vice President, Associate General Counsel and Secretary, Fortive Corporation

Alison Zieske Preiss, Wachtell, Lipton, Rosen & Katz